SEC 1815 (11-2002) Previous versions obsolete	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number: 3235-0116

Expires: August 31, 2005

Estimated average burden
hours per response: 6.00

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
700-700 West Pender Street Vancouver BC Canada V6C 1G8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

SERENGETI RESOURCES INC.
Stock Symbol: TSX-V: RFM Website: www.rimfireminerals.com	Stock Symbol: TSX-V: SIR Website: www.serengetiresources.com

RFM: PR04-23	SIR: # 2004-20

Joint News Release

593 g/t gold and 14,708 g/t silver on surface at Rimfire/Serengeti’s Tide Property

New discovery follows announcement of potential bulk tonnage zone

Vancouver, BC – November 28, 2004:  Rimfire Minerals Corporation (TSX-V:RFM) and Serengeti Resources Inc. (TSX-V:SIR) are pleased to provide further results from the recently completed drilling and fieldwork program funded by Serengeti at the Tide property. The Tide property is ideally located on the Granduc Mine Road, 36 kilometres north of the deep-water port facilities at Stewart, BC.

High grade gold and silver mineralization was found within the limits of a 600 x 450 metre greater than 90 ppb gold-in-soil anomaly. This new mineralization, termed the 52 Zone, assayed 593 g/t (17 oz/ton) gold and 14708 g/t (429 oz/ton) silver and 360 g/t (10 oz/ton) gold and 7920 g/t (231 oz/ton) silver from two samples of a 0.50 metre wide vein, taken 2 metres apart.

“We have collected rock samples elsewhere on the Tide with high grades, but the 52 Zone is significant because of its continuity and locally exceptionally high gold and silver grades. The vein occurs within a structural corridor that we can trace for over 400 metres,” explains David Moore, President of Serengeti Resources Inc. “The Tide property has already shown its potential for hosting bulk tonnage gold with the recently announced 36 Zone drill discovery. The 52 Zone shows the added potential for a high grade gold-silver deposit.”

Prospecting that led to the discovery of the 52 Zone was completed in conjunction with a diamond drilling program that resulted in the discovery of a potential bulk tonnage gold mineralized zone at the 36 Zone, previously announced November 23, 2004. The only hole to test the 36 Zone, TIDE04-03, assayed 1.92 g/t gold over 39.6 metres within a 129.4 metre interval averaging 1.00 g/t gold. The 52 Zone is approximately 2 km northeast of the 36 Zone discovery drillhole.

Mineralization in the 52 zone is hosted within 0.2 to 1 metre wide, northwest trending quartz-pyrite-arsenopyrite+/-sphalerite-galena veins. The structural corridor that hosts the veins is in an area of poor outcrop exposure, consisting of several parallel quartz-sulphide veins. The corridor has been traced for over 400 metres along strike where nine additional grab samples were collected from other veins, returning values ranging from 0.85 g/t to 4.59 g/t gold and 4.4 g/t to 95.0 g/t silver.  Potential to expand the extent of this corridor exists in both strike directions.

Rimfire purchased the Tide Property outright from Newmont Exploration Canada Limited in 2001, subject to a 1.5% Net Smelter Royalty (NSR).  Serengeti is earning a 51% interest in the Tide Property by spending $1.435 million in exploration, paying $100,000 cash and issuing 325,000 shares by 2007.  Rimfire is acting as project operator.

Analytical results from the current program were completed at ALS Chemex in North Vancouver, BC. Disclosure of prior results was made in a technical report filed on SEDAR on February 23, 2004, and news releases dated September 21, and November 23, 2004. The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by the Companies’ qualified persons, David Caulfield, P. Geo., President and C.E.O Rimfire Minerals Corporation and David Moore, P. Geo., President and CEO Serengeti Resources Inc.  Equity Engineering Ltd. provided geological and program management expertise.

Rimfire is an aggressive, well-financed mineral exploration company with a portfolio of highly prospective gold and silver properties in British Columbia and Alaska. Partners include AngloGold (U.S.A.) Exploration Inc., Newmont Mining Corporation, Northgate Minerals Corporation, Cangold Limited, and Serengeti Resources Inc.

Serengeti is a mineral exploration company, under experienced new management who bring a solid track record of discovery.  Serengeti is focused on discovery of copper-gold and gold-silver deposits in British Columbia, especially in the highly prospective Quesnel Trough and Stewart mining camp.

For further information, please contact:

Rimfire Minerals Corporation David A. Caulfield, President and CEO Jason Weber, Manager, Corporate Communications 604-669-6660, info@rimfire.bc.ca	Serengeti Resources Inc. David W. Moore, President and CEO 604-689-7761 Jim Romano, Investor Relations 778-898-7917 Email: dmoore@serengetiresources.com

The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

BC FORM 53-901F

SECURITIES ACT – BRITISH COLUMBIA

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1

Reporting Issuer:

Rimfire Minerals Corporation

Suite 700 - 700 West Pender Street

Vancouver, B.C.

V6C 1G8

Item 2

Date of Material Change:

November 5, 2004

Item 3

Press Release:

Date of Issue

Place of Issue

November 28, 2004

Vancouver, British Columbia

Market News Publishing Inc., Canada Stockwatch,

The Northern Miner

(*Delivery to news services does not guarantee publication or broadcast.)

Item 4

Summary of Material Change:

Rimfire Minerals Corporation is pleased to provide further results from the recently completed drilling and fieldwork program funded by partner Serengeti Resources Inc. at the Tide Property, northwest BC. High grade gold and silver mineralization was found while prospecting within the limits of a 600 m. x 450 m. gold-in-soil anomaly.

Item 5

Full Description of Material Changes:

Rimfire Minerals Corporation is pleased to provide further results from the recently completed drilling and fieldwork program funded by partner Serengeti Resources Inc. at the Tide Property, northwest BC. High grade gold and silver mineralization was found while prospecting within the limits of a 600 m. x 450 m. gold-in-soil anomaly. This new mineralization, termed the 52 Zone, assayed 593 g/t (17 oz/ton) gold and 14708 g/t (429 oz/ton) silver and 360 g/t (10 oz/ton) gold and 7920 g/t (231 oz/ton) silver from two grab samples of a 0.50 metre wide vein, taken 2 metres apart The structural corridor that hosts the veins is in an area of poor outcrop exposure, consisting of several parallel quartz-sulphide veins. The corridor has been traced for over 400 metres along strike where nine additional grab samples were collected from other veins, returning values ranging from 0.85 g/t to 4.59 g/t gold and 4.4 g/t to 95.0 g/t silver.

Item 6

Reliance on Section 85(2) of the Act:

Not applicable

Item 7

Omitted Information:

Not applicable.

Item 8

Senior Officers:

David A. Caulfield, President 700 –700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660 Email: davidc@rimfire.bc.ca	Mark E. Baknes, Vice President Exploration 700-700 West Pender Street Vancouver, British Columbia V6C 1G8 Telephone: (604) 669-6660

Item 9

Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of November, 2004.

RIMFIRE MINERALS CORPORATION

“David A. Caulfield”

David A. Caulfield, President and CEO

Form53-901F

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION
(Registrant)

By:              “David A. Caulfield”

David A. Caulfield, President

Date

December 6, 2004